Exhibit 12.1

GENCORP
RATIO OF EARNINGS TO FIXED CHARGES

						9 months	Pro Forma
						ended	Year ended
	Year ended November 30,					31-Aug	November 30,
	1999	2000	2001	2002	2003	2004	2003
Income from continuing operations before income taxes	63	77	250	19	11	(39)	16

Earnings of non-consolidated subsidiaries	—	—	—	—	—	—	—
Minority Interest	—	—	—	—	—	—	—
Fixed charges	3	16	29	13	27		22

Earnings available for fixed charges	66	93	279	32	38	(39)	38

Fixed Charges
Amortization of debt issuance costs	—	—	3	4	5		4
Interest Expense	3	16	26	9	22		18
Portion of Rent Expense Representing Interest

Total Fixed Charges	3	16	29	13	27	—	22

Ratio of Earnings to Fixed Charges	22.0	5.8	9.6	2.5	1.4	— *	1.7

*	For the nine months ended August 31, 2004, our earnings were insufficient to cover fixed charges by approximately $39 million.